AMENDED AND RESTATED NEWS RELEASE

This amended and restated news release is being issued pursuant to the orders (the “Orders”), dated December 22, 2017, of the Ontario Securities Commission (the “OSC”) and the Financial and Consumer Affairs Authority of Saskatchewan (the “FCAAS” and together with the OSC the “Securities Regulators”). In the section below entitled “Background to the Offer”, Aurora provides further information in response to the following disclosure required by the Orders of the Securities Regulators:

1.

The circumstances under which, and the means by which, Aurora became aware that the board of CanniMed Therapeutics Inc. would be meeting on November 13, 2017 to, among other things, consider for approval an arrangement agreement entered into between CanniMed Therapeutics Inc. and Newstrike Resources Limited.

2.

Other information that was: (i) obtained directly or indirectly by Aurora from any person who is, or was at the relevant time, in a special relationship with CanniMed Therapeutics Inc. (by reference to the definitions in subsection 76(5) of the Securities Act (Ontario) and clause 85(1)(a) of the Securities Act (Saskatchewan)); and (ii) material to Aurora in structuring, determining the timing of, delivering or implementing the Aurora Offer.

3.

Other information within Aurora’s knowledge that would reasonably be expected to affect the decision of the security holders of CanniMed Therapeutics Inc. to accept or reject the offer made by the Aurora Offer.

Aurora Cannabis Announces Intention to Launch Takeover Bid for CanniMed Therapeutics Inc.

•	Aurora’s proposed offer currently valued at $24.00 per CanniMed share

•	Represents a 56.9% premium to CanniMed’s closing price prior to Aurora’s takeover proposal announcement

•	Lock-Up agreements already in place with CanniMed’s 3 largest shareholders for 38% of CanniMed shares

•	CanniMed’s intention to acquire Newstrike is highly conditional and oppressive to CanniMed shareholders in light of Aurora’s proposed offer

November 20, 2017, amended and restated with additional information on January 12, 2018 – Vancouver, British Columbia. The information under the heading “Background to the Offer” has been added as of January 12, 2018 notwithstanding that the remainder of this news release is as at November 20, 2017 and discloses no new information. The information included under the heading “Background to the Offer” has been derived from the information provided by Aurora at the hearings to the OSC and the FCAAS which is publicly available upon request to the OSC, and has been made available separately by Aurora. Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) announced today that, further to its press release of November 14, 2017, it intends to make an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”) (TSX: CMED) for consideration consisting of common shares of Aurora (the “Aurora Shares”).

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The Offer will provide holders of CanniMed Shares with 4.52586207 Aurora Shares for each CanniMed Share, subject to a maximum of $24.00 per CanniMed Share (the “Cap Price”). If the market value for 4.52586207 Aurora Shares is more than the Cap Price (based on the 20-day VWAP of Aurora Shares on the earlier of the expiry date for the Offer and the date on which the conditions to the Offer have been satisfied), then Aurora will adjust the number of Aurora Shares offered as consideration in the Offer, such that the consideration payable for each CanniMed Share is equal to the Cap Price.

The Offer Price, which would currently be equivalent to the Cap Price of $24.00 given Aurora’s closing share price of $5.51 on November 17, 2017, represents a 56.9% premium over the closing price of CanniMed Shares on November 14, 2017, the last day prior to the public disclosure of Aurora’s intention to pursue a combination with CanniMed.

Background to the Offer

As detailed in the notice of change dated January 12, 2018 (available on www.sedar.com), Aurora provides the following information as required by the Orders. The information under the heading “Background to the Offer” is current as of January 12, 2018 notwithstanding that the remainder of the news release is as at November 20, 2017.

1.

The circumstances under which, and the means by which, Aurora became aware that the board of CanniMed would be meeting on November 13, 2017 to, among other things, consider for approval an arrangement agreement entered into between CanniMed and Newstrike Resources Limited.

Aurora was not aware that CanniMed was considering a transaction with Newstrike Resources Ltd. (“Newstrike”) until CanniMed announced its discussions with Newstrike on November 15, 2017. However, in the course of negotiations with Vantage Asset Management (“Vantage”), Saskworks Venture Fund Inc. (“Saskworks”), Apex Investments Limited Partnership (“Apex”) and Golden Opportunities Fund Inc. (“Golden”) (collectively, the “Locked-Up Shareholders”), who each entered into lock-up agreements (the “Lock-Up Agreements”), Aurora did become aware that the CanniMed Board of Directors was meeting on November 13, 2017 to consider a transaction as outlined below.

On November 6, 2017, Mark Tredgett, the Managing Partner of Vantage, contacted Mr. Joseph del Moral, a director of Aurora, to discuss the state of the cannabis industry and the business and affairs of Aurora in general. During the course of that conversation, Mr. Tredgett advised Mr. del Moral that Vantage held approximately 2,000,000 CanniMed Shares, and that Vantage would be prepared to support an offer from Aurora for the outstanding CanniMed Shares. Mr. Tredgett also advised Mr. del Moral that Vantage was aware of other significant CanniMed shareholders that may also be prepared to support an offer for the outstanding CanniMed Shares. Mr. Tredgett provided Mr. del Moral with an internal analysis prepared by Vantage to illustrate the potential benefits of an acquisition of CanniMed.

On November 8, 2017, management of Aurora met, via telephone conference, with management of Vantage and of PFM Capital Inc. (“PFM”), which manages Saskworks and Apex. At that meeting, Aurora learned that, consistent with the disclosure of CanniMed in its Q3 2017 MD&A, CanniMed was seeking to acquire a business in the adult usage cannabis market, and Vantage and PFM did not agree with that strategy. At this meeting, pricing was discussed in the context of a friendly transaction. Aurora proposed a price of $19 per CanniMed share, to be paid in Aurora shares. No exchange ratio was set.

Following the November 8, 2017 meeting, management of Aurora conducted an assessment of a potential acquisition of CanniMed and determined that a take-over of CanniMed by Aurora would be accretive. Over the course of November 9 through to the 11th, Aurora negotiated the material terms of the Lock-Up Agreements with the Locked-Up Shareholders. As part of these negotiations, Aurora exchanged financial models for the potential acquisition of CanniMed with the Locked-Up Shareholders, reflective of their different opinions of the potential value of the proposed acquisition. After making adjustments for each Locked-Up Shareholder, the Locked-Up Shareholders and Aurora agreed to enter into “hard” lock-up agreements, subject to Aurora making a proposal for CanniMed Shares at $21 per share, with the exchange ratio being set as of the close of business on November 10, 2017. The parties also agreed that each Lock-Up Agreement would include (i) a right of the Locked-Up Shareholder to terminate its LockUp Agreement if the consideration (based on the exchange ratio of 4.52586207 Aurora shares per CanniMed share) (the “Offer Consideration”) decreased to less than $18 (subject to the right of Aurora to increase the Offer Consideration to $18), and (ii) the right of Aurora to adjust the exchange ratio if the Offer Consideration exceeded $24.

In the evening of November 10, 2017after the Offer Consideration was determined, Aurora engaged Canaccord Genuity Corp. (“Canaccord”) to act as its financial advisor in connection with the Aurora Offer. At the time of the engagement, Aurora was unaware that Canaccord had previously been engaged by Newstrike. Late on November 11, 2017, Canaccord provided to Aurora an information package in which it compiled publicly available information on CanniMed. A copy of this information package, after redaction of confidential information that would be seriously detrimental to Aurora, has been filed under Aurora’s profile on SEDAR for all shareholders to reveiw.

Aurora formulated its November 13, 2017 Proposal to present to CanniMed based on the terms of the Lock-Up Agreements in a very tight time frame between November 9 and November 13, 2017. It was not Aurora’s preference to formulate a proposal for a significant transaction in such a tight time frame. However, Aurora was informed that the Locked-Up Shareholders were not in favour of CanniMed’s proposed acquisition strategy, and that the Locked-Up Shareholders, and in particular Vantage, required that a formal proposal be delivered to CanniMed no later November 13, 2017. In discussions held on November 12, 2017 with the Locked-Up Shareholders to finalize the Lock-Up Agreements, representatives from the Locked-Up Shareholders made it clear that they were concerned that the Board of CanniMed would be meeting on November 13 to consider an acquisition transaction with a recreational cannabis company. Aurora was not aware of the company being considered, the nature or size of the acquisition, or the stage of the acquisition. As a result, the Lock-Up Agreements included a provision that if the Proposal was not delivered by 12:30 p.m. (EDT) on November 13, 2017, each of the Lock-Up Agreements would terminate.

On November 13, 2017, after execution of the formal Lock-Up Agreements, Aurora delivered the Proposal to CanniMed.

During the course of the negotiations of the Lock-Up Agreements, Aurora was aware that:

•

Rob Duguid, who was a director of CanniMed, was also a partner of PFM, an officer of Saskworks, and an officer of the general partner of Apex. However, Aurora had no contact with Mr. Duguid before the commencement of its take-over bid.

•

Westcap Mgt. Ltd. (“Westcap”) manages the investments of Golden. Doug Banzet, a director of CanniMed, was also a director and officer of Westcap and a director of Golden, and Donald Ching, a director of CanniMed, was also a director of Golden. Aurora had no contact with Mr. Banzet before the commencement of its take-over bid. Mr. Ching provided an acknowledgment of receipt of Aurora’s Proposal on behalf of CanniMed’s Board on November 14, 2017.

However, other than that acknowledgment, Aurora had no contact with Mr. Ching before the commencement of its take-over bid.

Based on CanniMed’s public disclosure, Aurora is aware that Mr. Duguid has subsequently resigned from the CanniMed Board and Mr. Ching may no longer be a director of Golden. Aurora does not know when Mr. Ching may have ceased being a director of Golden.

2.

Other information that was: (i) obtained directly or indirectly by Aurora from any person who is, or was at the relevant time, in a special relationship with CanniMed (by reference to the definitions in subsection 76(5) of the Securities Act (Ontario) and clause 85(1)(a) of the Securities Act (Saskatchewan)); and (ii) material to Aurora in structuring, determining the timing of, delivering or implementing the Aurora Offer.

Aurora, after making inquiries, is of the view that it did not obtain any other information, directly or indirectly, from any person in a special relationship with CanniMed that was material to Aurora in structuring, determining the timing of, delivering or implementing its take-over bid to acquire the shares of CanniMed. In order to ensure that shareholders have the benefit of the disclosure made by Aurora in the course of the hearings before the Securities Regulators on December 20 and 21, 2017, Aurora has filed today the affidavit of Mr. Booth which was sworn in connection with that hearing under its SEDAR profile, subject to the redaction of certain information in the exhibits determined to be confidential.

3.	Other information within Aurora’s knowledge that would reasonably be expected to affect the decision of the security holders of CanniMed to accept or reject the offer made by the Aurora Offer.

Aurora is not aware of any information, within Aurora’s knowledge, that would reasonably be expected to affect the decision of the security holders of CanniMed to accept or reject its offer, other than as has been disclosed in its offer and take-over bid circular that was filed by Aurora on SEDAR on November 24, 2017 and in the Notice of Change to be filed concurrently with this amended and restated news release.

CanniMed Highly Conditional Intention to Acquire Newstrike Resources

CanniMed’s announcement late on November 17, 2017 (the “CanniMed Press Release”) of its highly conditional intention to acquire Newstrike Resources Ltd. (“Newstrike Resources” and “Newstrike Resources Offer”) is extremely troubling in light of the bona fide acquisition proposal that Aurora presented to CanniMed’s Board on November 13, 2017. At no point did CanniMed try to engage or otherwise entertain discussions with Aurora regarding the significant offer that had been presented to their Board for CanniMed shareholders prior to entering into the Newstrike Resources agreement.

The Newstrike Resources Offer requires CanniMed shareholders to approve the transaction. Given that 38% of CanniMed shareholders have contractually agreed to support the Aurora Offer and to vote against any proposed action by the CanniMed Board, the Newstrike Resources Offer is a highly conditional proposition with significant uncertainty.

In entering into the highly conditional agreement, CanniMed has agreed to pay a $9.5 million termination fee to Newstrike Resources should a superior proposal, such as the Aurora Offer, emerge. The termination fee, if paid, represents approximately $0.41 cash per share loss to CanniMed shareholders.

The assertion in the CanniMed Press Release that the terms of the Aurora offer “are unknown” is dubious, given that the detailed terms available to CanniMed shareholders were outlined in the proposal delivered by Aurora on November 13, 2017 to the CanniMed Board.

In light of these considerations, it is clear the Newstrike Resources Offer should be considered oppressive to CanniMed shareholders and to Aurora’s Offer, which delivers significantly higher financial and strategic value to CanniMed shareholders. Aurora is reviewing its options with respect to CanniMed’s Newstrike Resources Offer and will comment further in due course.

Compelling Strategic Rationale for the Aurora-CanniMed Combination

Aurora believes that the combination of the two companies is extremely compelling, in the best interest of all shareholders, and will accelerate growth and shareholder value creation for the combined entity, further extending the Company’s leadership position within the global cannabis sector.

Among other things, the combined entity will have:

•	Over 40,000 patients - a combined total of over 40,000 active registered cannabis patients in Canada;

•	5 state-of-the-art facilities - significant cultivation capacity with five state-of-the-art facilities;

•	130,000 kg funded capacity - funded capacity of over 130,000 kilograms of annual production, with significant additional capacity planned and funded;

•	Expanded international presence - a strengthened international presence with operations and agreements across North America, the European Union, Australia, South Africa, and the Cayman Islands;

•	Increased export capacity - multiple EU GMP-compliant production facilities and significantly increased export capacity;

•	Increased oil production – high throughput oil production through Aurora’s strategic extraction partner Radient Technologies Inc. to satisfy growing international demand;

•	Broader product portfolio – expanded existing and new, near-term product offerings, delivery mechanisms, and devices;

•	Strategic product synergies – complementary product offerings which will enable faster market penetration in new sectors for both companies;

•	Improved yields - enhanced production yields and product quality through cross-application of proprietary technologies and intellectual property from each of Aurora and CanniMed;

•	CanvasRx – immediate ability to address demand growth constraints at CanniMed through CanvasRx’s industry leading physician education and patient counselling services;

•	Accelerated growth through innovation - enabling CanniMed to leverage Aurora’s sector leadership in execution, technology integration and innovation to accelerate development and growth potential;

•	Genetics – expansion of both companies’ portfolio of genetics;

•	eCommerce - enabling CanniMed to leverage Aurora’s unparalleled e-commerce platform, including the only mobile app in Canada that enables customer purchases;

•	Same day delivery - expanding Aurora’s same-day delivery service into additional areas across Canada; and

•	Strong cash position and balance sheet fueling rapid growth – Aurora`s sector-leading cash position and balance sheet will enable faster roll-out of initiatives for CanniMed to accelerate growth.

Reasons for CanniMed Shareholders to Support the Aurora-CanniMed Combination

•

Significant Premium to Market Price. The Offer, based on Aurora’s closing share price of $5.51 on November 17, 2017, will result in CanniMed shareholders receiving the Cap Price of $24.00, which represents a 56.9% premium over the closing price of CanniMed Shares on November 14, 2017, the last day prior to the public disclosure of Aurora’s intention to pursue a combination with CanniMed.

•

High Likelihood of Completion. Aurora believes that there is a high likelihood that more than 66 2/3% of the outstanding shares will be tendered to the Offer, and therefore the Offer will be successful, given that the Offer is already supported by 38% of CanniMed shareholders (the “Locked- Up Shareholders”).

•

Support of Major Shareholders. 38% of CanniMed shareholders have already agreed to tender their shares in favour of the Offer and are precluded from tendering any of their common shares in favour of any other competing acquisition proposal relating to CanniMed. The Locked-Up Shareholders include CanniMed’s three largest shareholders.

•

Continued Participation with an Industry Leader. Aurora has rapidly become a globally dominant cannabis company with a proven track record of exceptional shareholder value creation, with its rapid expansion driven by its agility, innovation and unparalleled execution. The Offer provides CanniMed shareholders the opportunity to continue to participate in the compelling industry growth alongside the established and successful track record of Aurora.

•

Increased Scale, Capital Markets Presence and Access to Capital. The pro forma combined company would have a market capitalization of approximately $3 billion, in addition to significantly enhanced liquidity relative to CanniMed, providing greater access to capital. Aurora has cash of more than $340 million upon closing of its two current capital initiatives, relative to only $54 million for CanniMed. Aurora’s capital position provides very significant firepower to continue pursuing its aggressive global expansion and differentiation strategy.

•

Potential for Downward Share Price Impact if Offer is Not Accepted. The Offer represents a significant premium to the market price of CanniMed shares prior to the public announcement of Aurora’s interest to acquire CanniMed. Given the the agreements with the Locked-Up Shareholders, CanniMed will be unable to proceed with an alternative competing transaction to the Offer. If the Offer is not successful and no competing transaction is made, Aurora believes it is likely the trading price of CanniMed shares will decline to pre-Offer levels.

Proposed Offer Particulars

Provided Aurora does not uncover or otherwise identify information suggesting that the business, affairs, prospects or assets of CanniMed have been materially impaired, Aurora intends to commence the bid during the week of November 20, 2017 and thereafter mail a takeover bid circular to the registered holders of CanniMed Shares (in the time required under applicable Canadian securities laws). Aurora expects that the Offer, when made, will be remain open for acceptance for at least 105 calendar days from the date of the commencement of the Offer.

Aurora anticipates that the Offer will be subject to a number of customary conditions, including: (i) there being deposited under the Offer, and not withdrawn, at least 66 ⅔% of the outstanding CanniMed Shares (calculated on a fully diluted basis), excluding any CanniMed Shares held by Aurora; (ii) receipt of all governmental, regulatory and third party approvals that Aurora considers necessary or desirable in connection with the Offer; (iii) no material adverse change having occurred in the business, affairs, prospects or assets of CanniMed; and (iv) the minimum tender and other conditions set out in National Instrument 62-104 Take-Over Bids and Issuer Bids. In addition, Aurora may require the approval of its shareholders to issue the Aurora Shares to be distributed by it in connection with the Offer. If required, Aurora expects that it may call a meeting of its shareholders to consider a resolution to approve the issuance of Aurora Shares in connection with the Offer in early 2018 if required by the policies of the Toronto Stock Exchange.

Intention to Make an Offer

CanniMed shareholders should note that Aurora has not yet commenced the Offer and should carefully review the cautionary statements set out below in this News Release respecting the status of the Offer and the factors that may cause Aurora not to make the Offer.

Aurora may determine not to make the Offer if: (i) it identifies material adverse information concerning the business, affairs, prospects or assets of CanniMed not previously disclosed by CanniMed; (ii) CanniMed implements or attempts to implement defensive tactics (such as a shareholder rights plan, grant of an option (or similar right) to purchase material assets, material acquisitions, issuances of shares (including, a private placement), or increased indebtedness (including, incurrence of significant new liabilities) in relation to the Offer); (iii) CanniMed completes or undertakes to complete any significant transactions, including the proposed, but not yet completed, acquisition of Newstrike Resources Ltd.; or (iv) CanniMed determines to engage with Aurora to negotiate the terms of a combination transaction and Aurora and CanniMed determine to undertake that transaction utilizing a structure other than a takeover bid (a plan of arrangement, for example). Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this News Release.

If Aurora proceeds with the Offer, full details of the Offer will be included in the formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to shareholders.

This News Release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Aurora or CanniMed. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Advisors

Aurora has retained Canaccord Genuity Corp. as its financial advisor in connection with the Offer. McMillan LLP is acting as the legal advisor to Aurora for the Offer. Laurel Hill Advisory Group has also been retained by Aurora as its information agent in connection with the Offer. Shareholders with questions regarding Aurora’s Offer can contact Laurel Hill at 1-877-452-7184 (or +1-416-304-0211 – collect call for shareholders outside North America).

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,

AURORA CANNABIS INC.

Terry Booth
CEO

SHAREHOLDER QUESTIONS

Questions may be directed to Aurora's Information Agent at:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

This news release contains certain “forward-looking statements” within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward looking statements in release include statements regarding the proposed terms of the business combination of Aurora with CanniMed (the “Combination”), the timing or potential for discussions regarding the Combination, the expected benefits of the Combination, and the anticipated market capitalization of the combined entity. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including assumptions based upon CanniMed’s publicly disclosed information, and that there will be no change in the business, prospects or capitalization of CanniMed or Aurora. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

In particular, this News Release contains forward-looking information concerning:

(i)	the Offer, various terms of the Offer and the anticipated timing of commencement of the Offer;

(ii)

expectations with respect to synergies and efficiencies that may be achieved upon a combination of the businesses of Aurora and CanniMed and other benefits of a combination of the businesses of Aurora and CanniMed; and

(iii)	expectations with respect to business and geographical diversification of the combined entity.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Respecting CanniMed Information

The information concerning CanniMed contained in this News Release has been taken from, or is based upon, publicly available information filed by CanniMed with securities regulatory authorities in Canada prior to the date of this News Release and other public sources. CanniMed has not reviewed this News Release and has not confirmed the accuracy and completeness of the CanniMed information contained herein. Neither Aurora, nor any of the officers or directors of Aurora, assumes any responsibility for the accuracy or completeness of such CanniMed information or any failure by CanniMed to disclose events or facts that may have occurred, or which may affect the significance or accuracy of any such CanniMed information, but which are unknown to Aurora. Aurora has no means of verifying the accuracy or completeness of any of the CanniMed information contained in this News Release or whether there has been a failure by CanniMed to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Notice to U.S. Holders

The Offer will be made for the securities of a company formed outside of the United States. The Offer will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Securityholders should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Cautionary Statement Respecting Status of the Offer

AURORA HAS NOT YET COMMENCED THE OFFER NOTED ABOVE IN THIS NEWS RELEASE. UPON COMMENCEMENT OF THE OFFER, AURORA WILL FILE A TAKEOVER BID CIRCULAR WITH VARIOUS SECURITIES COMMISSIONS IN CANADA. THE TAKEOVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY CANNIMED SHAREHOLDERS AND OTHERS TO WHOM THE OFFER IS ADDRESSED. AFTER THE OFFER IS COMMENCED, CANNIMED SHAREHOLDERS (AND OTHERS) WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE OFFER TO PURCHASE, TAKEOVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, AURORA MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com